InterOil Secures US$300 Million Credit Facility

SINGAPORE, June 17, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) has finalised a US$300 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse AG.

The facility was supported by InterOil's existing banks, Credit Suisse, Commonwealth Bank of Australia, Westpac Bank, Australia and New Zealand Banking Group, Bank of South Pacific, BNP Paribas, UBS AG, Macquarie Capital Group, and new banks, The Bank of Tokyo-Mitsubishi UFJ and Societe Generale.

The facility, which has an annual interest rate of LIBOR plus 5%, matures at the end of 2015 and will fund InterOil's key capital and operating expenditure for exploration and appraisal in the Eastern Papuan Basin of Papua New Guinea.

It replaces InterOil's existing US$250 million facility with Credit Suisse that was scheduled for repayment by 30 June 2014.

InterOil expects to repay the facility at maturity using variable resource payments that Total SA is obliged to make on certification of Elk-Antelope reserves as part of Total's purchase of an interest in Petroleum Retention Lease 15.

InterOil's Chief Financial Officer, Don Spector, said the banks' response was pleasing, with expressions of interest well in excess of the final amount.

"This is a positive indication of how our lenders view the quality of our assets," Mr. Spector said.

"Importantly, InterOil now has access to more than US$500 million in cash, undrawn debt and working capital to support our operations and fund further exploration and appraisal as part of our growth strategy."

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licences covering about 16,000sqkm, Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts
Houston	Singapore
Wayne Andrews, Vice President Capital Markets	David Wu, Vice President, Investor Relations
Wayne.Andrews@InterOil.com	david.wu@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Media contacts
Meg LaSalle, Investor Relations Coordinator	John Hurst, Cannings
Meg.LaSalle@InterOil.com	jhurst@cannings.net.au
Phone: +1-281-292-1800	Phone: +61 418 708 663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements, including in particular, the proposed receipt of resource payments from Total. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's Annual Report for the year to 31 December 2013 on Form 40-F and its Annual Information Form for the year to 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.